

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

<u>Via E-mail</u>

Robert A. Bruggeworth
Chief Executive Officer
Rocky Holding, Inc.
c/o RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, NC 27409-9421

> **Re:** **Rocky Holding, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 19, 2014**
> **File No. 333-195236**

Dear Mr. Bruggeworth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>What is the proposed transaction on which I am being asked to vote?, page 1</u>

1.   We note your response to prior comment 2 regarding provisions in the Rocky Holding certificate of incorporation specifying the voting standard for the election of directors. Given that the Rocky Holding certificate of incorporation will now provide that majority voting applies to the election of directors, and that the TriQuint certificate of incorporation does not specify the votes required to elect directors, please unbundle this provision on the TriQuint form of proxy and include a section in your proxy statement relating to the addition of this provision.

Background of the Mergers, page 70

2.   We note your revised disclosures at the top of page 75 in response to prior comment 6. Your revised disclosure concerning the report prepared by BofA Merrill Lynch for the RFMD board does not explain the advisor's findings and recommendations. Refer to Item 1015(b)(6) and revise accordingly.

3.   We note the revised disclosures in response to prior comment 6 concerning Goldman Sachs' interactions with the TriQuint board. Please revise to describe the "framework" for considering and comparing proposals as well as subsequent "updates" to the framework. Please revise to summarize any substantive discussions between Goldman Sachs and the board regarding the framework and clarify who developed the framework.

4.   We also note that you have revised your disclosures in this amendment to remove several references to "financial analyses" conducted by Goldman Sachs. Please tell us your basis for concluding that each of these analyses was not material. Please also tell us whether Goldman Sachs used written materials when providing these analyses to the board and, if so, please provide us with copies of those materials.

Opinion of Financial Advisor to TriQuint, page 91

5.   We note your response to prior comment 7. It remains unclear how the results of the Selected Company Analysis speak to the fairness of the merger consideration to be received by TriQuint holders. Please revise the discussion of this analysis or analyses accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Roy Tucker, Esq. – Perkins Coie LLP